Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-141196

SEMGROUP ENERGY PARTNERS, L.P.

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

Final Term Sheet

Issuer:	SemGroup Energy Partners, L.P.

Selling unitholder:	SemGroup Holdings, L.P., a wholly-owned subsidiary of SemGroup, L.P.

Common units offered to the public:	12,500,000 common units (14,375,000 common units if the underwriters exercise their over-allotment option in full)

Public offering price:	$22.00 per common unit

At the issuer’s request, the underwriters have reserved up to 11% of the common units for sale at the initial offering price to persons who are directors, officers and employees of the issuer’s general partner, or who are otherwise associated with the issuer, through a directed unit program.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Citi Markets & Banking toll-free 1-877-858-5407 or (ii) Merrill Lynch & Co. toll-free 1-866-500-5408.

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